ATS-N/UA: Part III: Manner of Operations

Item 7: Order Types and Attributes

a. Identify and explain each order type offered by the NMS Stock ATS. In your explanation, include the following: i. priority, including the order type's priority upon order entry and any subsequent change to priority (if applicable); whether and when the order type can receive a new time stamp; the order type's priority vis-à-vis other orders on the book due to changes in the NBBO or other reference price; and any instance in which the order type could lose execution priority to a later arriving order at the same price; ii. conditions, including any price conditions (e.g., how price conditions affect the rank and price at which it can be executed; conditions on the display or non-display of an order; or conditions on executability and routability); iii. order types designed not to remove liquidity (e.g., post-only orders), including what occurs when such order is marketable against trading interest on the NMS Stock ATS when received; iv. order types that adjust their price as changes to the order book occur (e.g., price sliding orders or pegged orders) or have a discretionary range, including an order's rank and price upon order entry and whether such prices or rank may change based on the NBBO or other market conditions when using such order type; when the order type is executable	Order Types (Generally): As further discussed herein, the LeveL ATS accepts firm orders, including Firm-Up Orders, conditional orders, Full Day VWAP Orders, VWAP Block Orders and VWAP Sliced Orders (VWAP Sliced Orders, together with Full Day VWAP Orders and VWAP Block Orders, the "VWAP Order Types"). Except where otherwise noted, references to firm orders include Firm-Up Orders (as that term is defined herein). Orders of a particular VWAP Order Type may only interact with orders of the same VWAP Order type (e.g., Full Day VWAP Orders may only interact with other Full Day VWAP Orders). Except where noted below, all orders may be cancelled by timely submission to the LeveL ATS of cancellation instructions. Firm Orders (Excluding Firm-Up Orders): Firm orders may include market, limit or pegged price instructions. Subscribers may designate firm orders as immediate-or-cancel ("IOC"), "Day," good-til-time ("GTT," expressed either in seconds or by specifying an expiration time) or "enhanced" IOC (such orders "Enhanced IOC" orders, further discussed below). Subscribers may designate firm orders as ineligible to interact with other orders if the NBBO spread, as calculated by the ATS, is greater than $0.01 (or greater than $0.0001 where an execution would occur at a price that is less than $1.00). Subscribers may designate firm orders as add-liquidity-only ("ALO"). ALO orders will only interact with other orders if the ALO order would be deemed to be adding liquidity. See Part III Item 11 for further discussion of when an order is deemed to "add" or "remove" liquidity. Where, upon receipt, an ALO order is marketable against trading interest on the LeveL ATS, the LeveL ATS will accept the ALO order for further processing (e.g., potential matching where the ALO would be deemed to be adding liquidity). Pegged orders are limit orders with a limit price that constantly changes based on movements in the designated reference price. Pegged orders may, but are not required to, include an ultimate limit price (e.g. buy 100 shares of ABC pegged to the offer but limited to $20.05) and, for orders other than IOC and Enhanced IOC orders, may also include an offset price (e.g., buy 100 shares of ABC pegged to the national best offer ("NBO") minus $0.02). Firm orders may be pegged to the NBO, the national best bid ("NBB") or midpoint of the national best bid or offer ("NBBO"). Offset prices must be expressed in penny increments per share for securities priced equal to or greater than $1.00 per share and hundredths of a cent for securities priced less than $1.00 per share or the LeveL ATS will reject the order. Resting orders with offsets expressed in hundredths of a cent will be cancelled if the bid or offer becomes equal to or greater than $1.00 per share. Orders pegged to the midpoint of the NBBO may not include a peg-offset. As noted above, subscribers may designate orders as "Enhanced IOC" orders. Only firm orders may be designated as Enhanced IOC orders. Generally, an Enhanced IOC order operates like a "standard" IOC order and either immediately executes (in whole or in part) against resting contraside interest or is cancelled by the LeveL ATS. However, where there is a resting eligible contraside conditional order or orders in the LeveL ATS at the time the LeveL ATS receives the Enhanced IOC order, the Enhanced IOC order will remain in the LeveL ATS for a subscriber-configured period of time of at least 100 milliseconds (such period, which is configurable in millisecond increments, the "Hold Period"). For clarity, where there is both resting firm and conditional trading interest in the LeveL ATS at the time the LeveL ATS receives the Enhanced IOC order, the Enhanced IOC will execute, in whole or in part, against the firm order (which may be a firm or Firm-Up Order) and the leaves quantity will be immediately cancelled. During the Hold Period the Enhanced IOC order is eligible to interact with any eligible contraside trading interest in the LeveL ATS and may "invite" other conditional orders to "firm-up." In the event the Enhanced IOC order receives a partial fill during the Hold Period the LeveL ATS will immediately cancel the order's leaves quantity (even where the Hold Period has not expired). Subscribers may not cancel an Enhanced IOC order during the Hold Period. For clarity, the Hold Period on a given order is not "extended" or "reset" for any reason. By default, the LeveL ATS designates firm orders (including Enhanced IOC orders) as ineligible to interact with conditional orders. However, LeveL Markets will remove the default designation upon subscriber request and permit the subscriber to designate firm orders as either eligible or ineligible to interact with conditional orders on an order-by-order basis. Firm orders designated as ineligible to interact with conditional orders will not invite a conditional order to firm-up, but are nevertheless eligible to interact with Firm-Up Orders (other than Firm-Up Orders that include a "conditional only" order instruction). Firm orders may be modified, but their firm status cannot be modified (i.e., a firm order cannot be modified to be a conditional order). A modified firm order will receive a new time of receipt for priority purposes, except where the only modification is a reduction in order quantity.

and at what price the execution would occur; whether the price at which the order type can be executed ever changes; and if the order type can operate in different ways, the default operation of the order type;

v. whether an order type is eligible for routing to other Trading Centers;

vi. the time-in-force instructions that can be used or not used with each order type;

vii. the circumstances under which order types may be combined with another order type, modified, replaced, canceled, rejected, or removed from the NMS Stock ATS; and

viii. the availability of order types across all forms of connectivity to the NMS Stock ATS and differences, if any, in the availability of an order type across those forms of connectivity.

Conditional Orders: A conditional order is an instruction to the LeveL ATS that the subscriber wants to interact with the order book on a conditional basis. A conditional order never executes; instead, when a conditional order would have otherwise matched with another order, the conditional order is cancelled by the LeveL ATS and an invitation (i.e., an "Invite" as defined at Part III Item 9) is sent to the originating subscriber, inviting the subscriber to send a Firm-Up Order in response. As further discussed below, conditional orders, by default, may only interact at the midpoint of the prevailing NBBO. However, upon subscriber request to LeveL Markets, however made, LeveL Markets will remove the default logic and allow conditional orders that utilize Session Permissioning instructions to interact at any price at or inside the prevailing NBBO (such conditional orders designated as eligible to interact at any price at or inside the prevailing NBBO, "Session Conditional Orders," all other conditional orders, "Non-Session Conditional Orders"). For clarity, as used herein, the term "conditional order" includes both Session and Non-Session Conditional Orders and Extended Firm-Up Time Required ("EFUT") Conditional Orders, as defined in this Item and in Part III Item 9(a), unless otherwise specified.

Conditional orders may include market, limit or pegged pricing instructions. Subject to the restrictions discussed in this paragraph, conditional orders may be pegged to the NBB, the NBO or midpoint of the NBBO. Conditional orders pegged to the market (i.e., sell order pegged to the NBB or buy order pegged to the NBO) may include an offset price (e.g., buy 100 shares of ABC pegged to the NBO minus $0.02). Conditional orders pegged to the midpoint of the NBBO may not include an offset price. Session Conditional Orders may be pegged to the primary (i.e. sell order pegged to the NBO or buy order pegged to the NBB) and may include an offset price. Non-Session Conditional Orders may not be pegged to the primary; the LeveL ATS will reject any Non-Session Conditional Orders pegged to the primary. As further discussed below, conditional orders must include a Minimum Quantity or a Minimum Block Size. Subscribers may designate conditional orders as "Day" or GTT. Conditional orders may not be designated as IOC or Enhanced IOC. Conditional orders may be modified, but their conditional status cannot be modified (i.e., a conditional order cannot be modified to be a firm order). Conditional and Firm-Up orders may include instructions to not interact with firm orders other than Firm-Up Orders. Firm orders, other than Firm-Up Orders, may not include a conditional-only order attribute. Non-Session Conditional Orders will only interact with contraside interest (i.e., "generate" an Invite) where the midpoint of the NBBO is an eligible execution price at the time of the match (that is, assuming both the Non-Session Conditional Order and contraside interest were firm orders). Session Conditional Orders are eligible to interact at any price at or inside the NBBO. Where "eligible" contraside interest exists, all eligible conditional orders will receive Invites, regardless of time of receipt. Conditional orders may include ALO instructions, in which case the party submitting the conditional order will only receive an Invite where the conditional order would have been deemed to add liquidity at the time of the match (that is, assuming both the conditional order and contraside interest were firm orders). Subscribers may designate their conditional orders as ineligible to interact with other orders if the NBBO spread, as calculated by the ATS, is greater than $0.01 (or greater than $0.0001 where an execution would occur at a price that is less than $1.00).

Firm-Up Orders: Firm-Up Orders are firm orders submitted in response to an Invite (as defined at Item III Part 9). A Firm-Up Order must contain the same symbol, side, and MPID as the conditional order related to the Invite or it will be rejected by the LeveL ATS. As further discussed herein, Firm-Up Orders resulting from Session Conditional Orders (such Firm-Up Orders, "Session Firm-Up Orders") and Firm-Up Orders resulting from Non-Session Conditional Orders (such Firm-Up Orders, "Non-Session Firm-Up Orders") differ in manner of operation. A Firm-Up Order's status as a Session Firm-Up Order or Non-Session Firm-Up Order is determined exclusively on the Session or Non-Session status of the underlying conditional order, and accordingly, the election of whether a Firm-Up Order operates as a Session or Non-Session Firm-Up Order is effectively made at the conditional order stage. For clarity, the term "Firm-Up Order," as used herein, includes both Session and Non-Session Firm-Up Orders unless otherwise specified.

Subscribers may designate Firm-Up Orders as Day or GTT and must include a time-in-force of at least one (1) second if designated as GTT. Firm-Up Orders may not be designated as IOC or Enhanced IOC. As further discussed below, Non-Session Firm-Up Orders are only eligible to execute at the midpoint of the NBBO, while Session Firm-Up Orders are eligible to execute at any price at or inside the NBBO. Firm-Up Orders may include market, limit or pegged pricing instructions. Subject to the restrictions discussed in this paragraph, Firm-Up Orders may be pegged to the NBB, the NBO or midpoint of the NBBO. Firm-Up Orders pegged to the market (i.e., sell order pegged to the NBB or buy order pegged to the NBO) may include an offset price (e.g., buy 100 shares of ABC pegged to the NBO minus $0.02). Firm-Up Orders pegged to the midpoint of the NBBO may not include an offset price. Session Firm-Up Orders may be pegged to the primary and may include an offset price. Non-Session Firm-Up Orders may not be pegged to the primary; the LeveL ATS will reject any Non-Session Firm-Up Orders pegged to the primary.

Non-Session Firm-Up Orders must either (a) have a pricing instruction that is at or better than the pricing instruction of the originating conditional order (e.g., a subscriber that submitted a market conditional order may submit a marketable limit Firm-Up Order) or (b) be priced at-or-better than the midpoint of the NBBO at the time of submission (e.g., a subscriber that submitted a market conditional order may submit a Firm-Up Order pegged to the midpoint of the NBBO).

Session Firm-Up Orders must either (a) have a pricing instruction that is at or better than the pricing instruction of the originating conditional order (e.g., a subscriber that submitted a market conditional order may submit a marketable limit Firm-Up Order) or (b) have effective limit prices that, at the time of submission, are at least equal to the NBB (for buy orders) or NBO (for sell orders).

Firm-Up Orders resulting from conditional orders with ALO instructions must themselves include ALO instructions; where such a Firm-Up Order does not include ALO instructions, the LeveL ATS will reject the order (as noted above, Firm-Up Orders must include a time-in-force of at least one (1) second and may interact with orders other than the contraside order from the initial match). The LeveL ATS will reject Firm-Up Orders with ALO instructions where the related conditional order did not include ALO instructions.

Subscribers may designate their Firm-Up Orders as ineligible to interact with other orders if the NBBO spread, as calculated by the LeveL ATS, is greater than $0.01 (or greater than $0.0001 where an execution would occur at a price that is less than $1.00). Subscribers cannot designate their Firm-Up Orders as ineligible to interact with conditional orders, but may designate Firm-Up Orders as only eligible to interact with conditional and Firm-Up Orders.

Firm-Up Orders are treated like "standard" firm orders for matching and priority purposes. However, as noted above, Non-Session Firm-Up Orders are only eligible to execute at the midpoint of the NBBO. Accordingly, Non-Session Firm-Up Orders with effective limit prices below the prevailing midpoint of the NBBO are ineligible for execution, although they will, in accordance with their terms, remain in the LeveL ATS and may subsequently become eligible for execution. Where a Non-Session Firm-Up Order matches with a "standard" firm order, the execution will occur at the midpoint of the NBBO, without regard as to which order was deemed to add or remove liquidity. Session Firm-Up Orders are treated as "standard" firm orders when determining both eligible execution prices and resulting execution price.

The LeveL ATS does not prevent subscribers from submitting firm orders that are not Firm-Up Orders following receipt of an Invite, although the LeveL ATS treats the subscriber as failing to have "firmed-up" in response to the Invite. Firm-Up Orders may not be modified.

Minimum Execution Size: Subscribers may specify a "Minimum Quantity" or "Minimum Block Size" associated with a firm order. Minimum Quantities and Minimum Block Sizes may be expressed in odd or mixed lots, but only where the subscriber has designated the order as eligible to execute in odd or mixed lots, as applicable. The LeveL ATS will reject any order with an odd or mixed lot Minimum Quantity or Minimum Block Size where the subscriber has not separately designated the order as eligible to execute in odd or mixed lots, as applicable. A "Minimum Quantity" instruction specifies the minimum execution size a subscriber will accept and allows for the aggregation of any number of contraside orders. Effective July 31, 2026, a subscriber may specify a "floor" or minimum quantity of the partial fills that can be aggregated to meet the Minimum Quantity as defined above (the "Minimum Fill Size"). For example, if a subscriber enters an order to buy 10,000 shares of the security ABCD with a Minimum Quantity of 5,000 shares, the subscriber, if they choose, will be able to specify that any fills that can be aggregated to make up the 5,000 share Minimum Quantity be for a specified minimum amount, such as 1,000 shares. In that case, none of the fills that would be able to be aggregated to meet the 5,000 share Minimum Quantity could be for less than 1,000 shares, the specified Minimum Fill Size. Any Minimum Quantity and Minimum Fill Size (when implemented) may be reduced on a firm-up from the values specified in the original conditional order, if desired by the subscriber. A "Minimum Block Size" instruction specifies the minimum execution size a subscriber will accept and does not allow for the aggregation of contraside interest. Conditional and Firm-Up Orders must include a Minimum Quantity or a Minimum Block Size instruction. If a conditional or Firm-Up Order includes a Minimum Quantity instruction but does not also include a Minimum Fill Size instruction (when implemented), the LeveL ATS will treat the Minimum Quantity instruction as a Minimum Block Size instruction. The VWAP Order Types cannot include Minimum Quantity or Minimum Block Size instructions although they do, as further discussed below, include Minimum Anchor Quantity instructions. As noted above, the Minimum Fill Size feature is expected to be implemented by July 31, 2026.

Leaves Quantity; Minimum Quantity Orders: Subscribers may instruct whether a Minimum Quantity order, following its initial execution, should be cancelled back to the subscriber or remain eligible for additional executions. Additionally, subscribers may include an instruction such that, where the leaves quantity of a Minimum Quantity order falls below its Minimum Quantity instruction, the LeveL ATS either (x) cancels back the order or (y) removes the Minimum Quantity instruction for the order (that is, disregards the Minimum Quantity instruction and allows the order to execute in any permitted lot size). In scenario (y) above, any specified Minimum Fill Size, as described above, will similarly be disregarded.

Leaves Quantity; Minimum Block Size Orders: Subscribers may instruct whether a Minimum Block Size order, following its initial execution, should be cancelled back to the subscriber or remain eligible for additional executions. Additionally, subscribers may include an instruction such that, where the leaves quantity of a Minimum Block Size order falls below its Minimum Block Size, the LeveL ATS either (x) cancels back the order or (y) reduces the Minimum Block Size instruction to the size of the leaves quantity (for instance, if a 20,000 share order with a Minimum Block Size of 10,000 shares is party to an execution for 15,000 shares, the 5,000 share leaves quantity would remain eligible for execution and, effectively, be treated as having a 5,000 share Minimum Block Size instruction).

Subscribers that are parties to unilateral (self-matching), bilateral, or multilateral trading arrangements, as described in Part III Item 14, are able to specify a "ceiling" or maximum quantity of a contra side order that it wishes to potentially match against (the "Maximum Contra Side Order Quantity"). For example, if a subscriber enters an order to buy 10,000 shares of the security WXYZ designated for a unilateral, bilateral, or multilateral trading arrangement, that subscriber can, if they choose, specify that any orders that it can potentially match against be for a specified maximum amount, such as 1,000 shares. In this example, none of the orders that could potentially match against that entering subscriber's order could be for more than 1,000 shares, the specified Maximum Contra Side Order Quantity. In this case, if the original quantity of a contra side order was 2,000

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shares but whose leaves quantity was reduced to below 1,000 shares due to partial fills, that contra side order would still not be eligible to match against the subscriber order with the specified 1,000 share Maximum Contra Side Order Quantity because the original quantity of the contra side order was for 2,000 shares.

ORDER ROUTING: The LeveL ATS does not route any order flow.

See ATS-N Part III ITM.7a for the remainder of this response.

b. Are the terms and conditions for each order type and attribute the same for all Subscribers and the Broker-Dealer Operator?	⦿ Yes ○ No